Value Line, Inc.
220 E. 42nd Street- 6th Floor
New York, NY 10017
Tel:  (212) 907-1500
Fax:  (212) 682-5779

May 20, 2011

United States
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4631

Re:	Value Line, Inc. Form 10-K for the Fiscal Year Ended April 30, 2010
Filed July 16, 2010; Definitive Proxy Statement on Schedule 14A Filed August 6, 2010; Forms 10-Q for the Fiscal Quarters Ended July 31, 2010, October 31, 2010 and January 31, 2011; File No. 0-11306

Ladies and Gentlemen:

Set forth below are our responses to the additional comments of the staff of the Division of Corporation Finance contained in your letter dated May 6, 2011, with respect to Value Line, Inc.’s (“Value Line” or the “Company”) Form 10-K for the fiscal year ended April 30, 2010 filed on July 16, 2010; Definitive Proxy Statement on Schedule 14A Filed August 6, 2010; and Forms 10-Q for the fiscal quarters ended July 31, 2010, October 31, 2010 and January 31, 2011. The Staff’s comments are in italics followed by the responses (“Answers:”) of the Company.

1.
We have considered your responses regarding the restructuring of the capital structure of EAM, and we do not object to your use of the equity method of accounting for your remaining interest. Please note that it appears EAM is a variable interest entity (VIE). Please refer to the guidance in ASC 810-1O-15-14.b.1 and ASC 810-10-15- 14.c.1. As such, in future filings please provide the disclosures required by ASC 810- 50 for variable interests that are not the primary beneficiary of a VIE. Please also note that ASC 810-10 requires the controlling financial interest (i.e., primary beneficiary) analysis be reconsidered each reporting period. Please provide us with the disclosures you intend to include in future filings.

Answer:

Value Line intends to include the following additional disclosure in the footnotes to the consolidated financial statements in its Form 10-K:

SEC Response
Value Line, Inc.
May 6, 2011 comment letter
Page | 2

“Note 1: Organization and Summary of Significant Accounting Policies

Principles of Consolidation (continued)

The Company follows the guidance in FASB Topic 810 “Consolidation” to determine if it should consolidate its investment in a variable interest entity (VIE).   A VIE is a legal entity in which either (i) equity investors do not have sufficient equity investment at risk to enable the entity to finance its activities independently or (ii) the equity holders at risk lack the obligation to absorb losses, the right to receive residual returns or the right to make decisions about the entity’s activities that most significantly affect the entity’s economic performance. A holder of a variable interest in a VIE is required to consolidate the entity if it is determined that it has a controlling financial interest in the VIE and is therefore the primary beneficiary.  The determination of a controlling financial interest is based on a qualitative assessment to identify the variable interest holder that has (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance, and (ii) either the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE.  The accounting guidance requires the Company to perform an ongoing assessment of whether it is the primary beneficiary of a variable interest entity.

Note X: Variable Interest Entity

As discussed in Note Z, as part of the restructuring transaction, the Company retained a  revenues interest and 50% non-voting profits interest in EAM, which was formed to carry on the asset management and mutual fund distribution businesses formerly conducted by Value Line and its subsidiaries.  EAM is considered to be a variable interest entity.  The Company makes its determination for consolidation of EAM as a variable interest entity based on a qualitative assessment of the purpose and design of EAM, the terms and characteristics of the variable interests in EAM, and the risks EAM is designed to create and pass through to holders of variable interests.  Other than EAM, the Company does not have an interest in any other variable interest entities.

Value Line has determined that it does not have a controlling financial interest in EAM because it does not have the power to direct the activities of EAM that most significantly impact its economic performance.  Value Line does not hold any voting stock of EAM and it does not have any involvement in the day to day activity or operations of EAM.  Although the EAM Trust agreement provides Value Line with certain consent rights and contains certain restrictive covenants related to the activities of EAM, these are considered to be protective rights and therefore Value Line does not maintain control over EAM.

SEC Response
Value Line, Inc.
May 6, 2011 comment letter
Page | 3

In addition, although EAM is expected to be profitable, there is a risk that it could operate at a loss.   While all of the profit interest shareholders’ interests in EAM are subject to variability based on EAM’s operational risk, Value Line’s primary interest in EAM is a preferred interest in the revenues of EAM, rather than a profits interest and Value Line accordingly believes it is subject to proportionately less risk than the other holders of the profits interests.

The Company has not provided any explicit or implicit financial or other support to EAM other than what was contractually required in the EAM Trust agreement.  Value Line has no obligation to fund EAM in the future and as a result has no exposure to loss beyond its initial investment and any undistributed revenues and profits interests retained in EAM.  The following table presents the total assets of EAM, the maximum exposure to loss due to involvement with EAM, as well as the value of the assets and liabilities the Company has recorded for its interest in EAM as of April 30, 2011.

		Maximum		Revenues
	VIE	Exposure	Investment	Receivable	Liabilities
	Assets	to Loss	(1)	(2)
(in thousands)
EAM	$57,780	$56,627	$56,113	$514	-0-

(1)	Reported within Long Term Assets on consolidated balance sheets.
(2)	Reported within Current Assets on consolidated balance sheets.”

2.
Please note that for each annual reporting period you will need to consider the requirements of Rule 3-09 of Regulation S-X to determine whether you need to include as an exhibit EAM's audited financial statements. Please note that we would consider the operating entities transferred to the trust to be predecessors to EAM, and their historical financial statements also may be required.

Answer:

The Company will consider the requirements of Rule 3-09 of Regulation S-X to determine whether it needs to include EAM’s audited financial statements and the historical financial statements for the operating entities transferred to the EAM trust as exhibits to VLI’s Form 10-K. Attached as exhibit 2 are the unaudited financial statements of EULAV Asset Management Trust as of March 31, 2011.

3.
We note your response to comment 12 in our letter dated March 4, 2011. We continue to have concerns about the estimated fair value of your remaining investment in EAM.  Please provide us with a copy of the valuation report prepared by the third party valuation firm utilized to estimate the fair value, in addition to any other documentation that supports the estimates made in the discounted cash flow method.

SEC Response
Value Line, Inc.
May 6, 2011 comment letter
Page | 4

Answer:

The valuation firm’s report was incorporated into our reply dated March 4, 2011 in response to your previous inquiry. For your reference following is our previous reply to comment #12.

“The analysis of the estimated fair value of Value Line’s interest in EAM considered valuations using the Guideline Public Company method and Comparable Transactions method under the market approach and the Discounted Cash Flow method under the income approach.

Guideline Public Company Method
This valuation method included an analysis of the population of possible guideline companies and selection of those that were considered to be most comparable to EAM in terms of business operations, size, stage of development, prospects for growth and risk.  Fourteen comparable companies were identified. From the analysis of these guideline public companies, it was determined that the Enterprise Value to Assets Under Management (“AUM”) and Enterprise Value to EBITDA are frequently applied multiples to companies in this industry segment. The last twelve months (LTM) and forward EBITDA multiples of the guideline public companies were applied to EAM’s respective financial metrics as of December 31, 2010 and 2011. Then, the AUM multiple of the guideline public companies was applied to the Company’s audited AUM as of December 31, 2009 (the most recent prior to the disposition transaction) of $2.29 billion. Using the 25th percentile multiple of the peer group analyzed, those multiples were then applied to EAM’s respective financial data to determine an estimated fair value of EAM. The 25th percentile was chosen because AUM and profitability within the peer group has improved at a faster rate than those of EAM.

Comparable Transaction Method
This valuation method included an analysis of recent transactions in the marketplace for which there was relevant financial data available, and which could be considered reasonably comparable to EAM.  The analysis resulted in twenty-three comparable transactions that were completed within the last three years for asset management companies that were deemed to be non-distressed in nature and representative of fair value.  For each of the transactions, an Enterprise Value to EBITDA and Enterprise Value to assets under management multiples were determined, and the 25th percentile (see above for basis of 25th percentile) of the implied multiples were applied to EAM’s financial data to determine the fair value of EAM.

In assessing the adequacy of these methods to the determination of Value Line’s non-voting revenue and profits interest in EAM, Value Line considered the fact that both these valuation methodologies resulted in a determination of an “enterprise value”, i.e., an economic measure reflecting the market value of a whole business. Upon detailed review of the contractual mechanism and structure of EAM, it was deemed that it was not appropriate to compare an “enterprise value” construct to this situation where VLI, in substance and form, is entitled to a specified stream of cash flows as defined in the EAM trust agreement. A market participant would consider enterprise value as a sum of claims of all the security-holders: debt-holders, preferred shareholders, minority shareholders, common equity holders, and other. Value Line’s view was that an enterprise value transaction must be distinguished from Value Line’s nonvoting revenues and profits interests. Such interests are appropriately evaluated as cash flow streams, much like a royalty interest. Accordingly, Value Line, although having considered using the results of the two market approach methods, chose instead to rely solely on the income approach method to determine the fair value of its interest in EAM (see below).

SEC Response
Value Line, Inc.
May 6, 2011 comment letter
Page | 5

Income Approach (Discounted Cash Flow Method)
Performing a discounted cash flow analysis requires the preparation and analysis of a reliable forecast of the expected future financial performance of the subject entity.  Forecasting cash flow available to the enterprise requires the projection of revenues, operating expenses, taxes, working capital requirements and capital expenditures for a future period, usually three years or more.  Projected cash flows must then be discounted to a present value using a discount rate, which appropriately accounts for the market cost of capital, as well as the risk and nature of the subject cash flows.  Finally, an assumption must be made regarding the sustainable long-term earnings growth rate at the end of the projection period, and a terminal or residual value of the remaining cash flows must be estimated and discounted to a present value.  The sum of the present values of the projected cash flows and the terminal value equals the enterprise value.

Net Income
The Company prepared financial projections for the fiscal year ending April 30, 2010 through April 30, 2015.  Income taxes and depreciation were estimated based on projected income before taxes and the historical relationship between sales and depreciation, respectively.

Cash Flow Adjustments
In order to accurately present EAM’s projected operating performance and ongoing cost structure, adjustments were made to certain revenue and expense line items to attempt to arrive at debt-free net cash flow in the valuation model.  First, noncash items, including depreciation, were added back to debt-free net income (which is the same as after-debt net income since there is no debt).  Second, forecasted capital expenditures and investment in operating working capital were subtracted from the resulting gross cash flow.  Working capital requirements were forecast across the entire projected period by analyzing changes on the projected balance sheet.

Discount Rate Estimation
The discount rate applied to the forecasted cash flows and terminal value must adequately reflect the nature of the subject investment and the risk of the underlying cash flows.  The appropriate discount rate is the weighted average cost of capital, calculated using estimates of required equity rates of return based upon a build-up approach illustrated below:

SEC Response
Value Line, Inc.
May 6, 2011 comment letter
Page | 6

Eulav Asset Management
Weighted Average Cost of Capital
Estimating the Cost of Capital - Buildup Method

Cost of Equity Estimate:
Riskless Rate 1	3.89%
Equity Risk Premium 2	5.45%
Industry Risk Premium 3	4.62%
Size Premium 4	6.00%
Additional Risk factor 5	3.00%
Cost of Equity Estimate	22.96%

Cost of Debt Capital:
Cost of Debt 6	0.00%
Tax Rate	38.00%
After-tax Debt Rate	0.00%

Targeted Capital Structure: 7
Equity / Enterprise Value	100.00%
Debt / Enterprise Value	0.00%
Total Enterprise Value	100.00%

WACC (Rounded)	23.00%

1	Long-Term (30-year) U.S. Treasury Coupon Bond Yield - as of 06/30/2010
2	Long-Run Stock Returns: Participating in the Real Economy - Ibbotson and Chen, 2007
3	IbbotsonAssociates: Stocks, Bonds, Bills and Inflation 2010 SIC 6282: Investment Advice
4	IbbotsonAssociates: Stocks, Bonds, Bills and Inflation 2010
5	Additional risk factor specific to the nature of EAM trust agreement as it pertains to Shareholder of Non Voting Revenue & Profits Interests
6	Cost of debt is an estimate of Value Line's marginal interest rate.
7	Targeted Capital Structure is based upon the anticipated capital structure of EAM

SEC Response
Value Line, Inc.
May 6, 2011 comment letter
Page | 7

Terminal Value Calculation
The terminal value was based on a terminal value cash flow multiple.  The multiple or capitalization rate was calculated by taking the inverse of the result of subtracting a 3.0%  terminal growth rate from the 23% weighted average cost of capital (see above).  The terminal growth rate of 3.0% was determined based upon the analysis of the asset management industry and the position of EAM therein.  The capitalization rate was applied to the growth-adjusted terminal year cash flow and then discounted to the present value to determine the terminal value.
The discounted cash flow calculation was separately computed for the operating profits interest and the revenue interest.  The cash flows for the separate interests were derived from the forecasted financial statements by separating the forecasted annual VLI revenue interest (as defined in the Trust agreement) and related tax from the total entity revenues and related entity tax for each period.   The aforementioned analysis was then applied to the separate (operating and revenues) cash flows to determine the present value of the cash flows for each period and corresponding separate values for the operating profit and revenues interest retained by VLI.  (Attached are schedules that provide the calculations of those values).

SEC Response
Value Line, Inc.
May 6, 2011 comment letter
Page | 8

Eulav Asset Management
Pro forma Income Statement

$ in thousands
	4/30/2011	4/30/2012	4/30/2013	4/30/2014	4/30/2015
Mutual Fund Revenues	$14,424.7	$17,435.7	$21,425.6	$27,056.3	$35,026.0
Asset Management Fees	$149.7	$149.7	$149.7	$149.7	$149.7
12b-1 Fees	$4,108.8	$4,910.2	$6,133.1	$7,862.3	$10,350.1
Total Revenue	$18,683.2	$22,495.6	$27,708.4	$35,068.3	$45,525.8
Revenue Growth	7.3%	20.4%	23.2%	26.6%	29.8%

Marketing and Promotion-supermarket fees	$5,000.2	$6,036.3	$7,404.0	$9,389.3	$12,116.4
Marketing and Promotion-other	121.7	$124.4	$127.1	$129.9	$132.8
Salary and Benefits	3,862.2	4,396.4	5,393.8	6,801.5	8,793.9
Office and Adminstration	1,657.5	1,772.1	1,766.0	1,672.4	1,510.7
Overhead	275.9	282.0	288.2	294.6	301.0
Expenses	10,862.3	12,544.6	14,897.3	18,184.0	22,720.2
Depreciation and Amortization	55.3	66.6	82.03	103.8	134.7
Total Expenses	$10,917.6	$12,611.2	$14,979.2	$18,287.7	$22,854.9

Operating Profit	$7,765.6	$9,884.4	$12,729.2	$16,780.6	$22,670.9
Operating Margin	41.6%	43.9%	45.9%	47.9%	49.8%

Income Tax (Expense) / Benefit	$2,950.9	$3,756.1	$4,837.1	$6,376.6	$8,615.0
Tax Rate	38.0%	38.0%	38.0%	38.0%	38.0%

Net Income	$4,814.7	$6,128.3	$7,892.1	$10,404.0	$14,056.0
Net Income Margin	25.8%	27.2%	28.5%	29.7%	30.9%

EBITDA	$7,820.9	$9,951.0	$12,811.2	$16,884.4	$22,805.6
EBITDA Margin	41.9%	44.2%	46.2%	48.1%	50.1%

EAM
Calculation of Net Present Value of Non-Voting Revenue Interest

$ in thousands
	4/30/2011		4/30/2012	4/30/2013	4/30/2014	4/30/2015
Mutual Fund Revenues	$14,424.7		$17,435.7	$21,425.6	$27,056.3	$35,026.0
Asset Management Fees	$149.7		$149.7	$149.7	$149.7	$149.7
Total Revenue	$14,574.4		$17,585.4	$21,575.3	$27,206.0	$35,175.7
VLI Revenue Interest % *	49.13%		50.61%	51.61%	53.01%	55.00%
VLI Revenue Interest	$7,161.0		$8,900.0	$11,134.0	$14,423.0	$19,347.0
Income Tax (Expense) / Benefit	$2,721.2		$3,382.0	$4,230.9	$5,480.7	$7,351.9
Tax Rate	38.0%		38.0%	38.0%	38.0%	38.0%
Net Cash Flow	$4,439.8		$5,518.0	$6,903.1	$8,942.3	$11,995.1
Present Value of Revenue Interest Net Cash Flows
Present Value Factor @ 23.0%	0.9017		0.7331	0.5960	0.4845	0.3939
Present Value of Net Cash Flows	$4,003.3		$4,045.1	$4,114.2	$4,332.9	$4,725.3

Total Present Value of Revenue Interest Net Cash Flows	$21,220.69

Present Value of Terminal Revenue Interest Net Cash Flows:
Terminal Period (Year 5 Net Cash Flow X Terminal Growth at 3.0%)	$12,355.0
Capitalization Multiple	5.00	x
Terminal Value	$61,775.0
Present Value Factor @ 23.0%	0.3939
Present Value of Terminal Revenue Interest Net Cash Flows	$24,335.46

Valuation Summary
Total Present Value of Revenue Interest Net Cash Flows	$21,220.7
Terminal Value of Revenue Interest Net Cash Flows	$24,335.5
Net Present Value of Revenue Interest	$45,556.2

* per Section 4.1B of EAM Declaration of Trust

SEC Response
Value Line, Inc.
May 6, 2011 comment letter
Page | 9

EAM
Calculation of Net Present Value of Non-Voting Profits Interest

$ in thousands
	4/30/2011	4/30/2012	4/30/2013	4/30/2014	4/30/2015
EBITDA	$7,820.9	$9,951.0	$12,811.2	$16,884.4	$22,805.6
less: Revenue Interest	$7,161.0	$8,900.0	$11,134.0	$14,423.0	$19,347.0
Gross Profit Interest	$659.9	$1,051.0	$1,677.2	$2,461.4	$3,458.6
Less : Depreciation and Amortization	$(55.3)	$(66.6)	$(82.0)	$(103.8)	$(134.7)
Adjusted Gross Profit Interest	$604.6	$984.4	$1,595.2	$2,357.6	$3,323.9
Income Tax (Expense) / Benefit	$229.7	$374.1	$606.2	$895.9	$1,263.1
Tax Rate	38.0%	38.0%	38.0%	38.0%	38.0%
After Tax Profit Interest	$430.2	$676.9	$1,071.0	$1,565.5	$2,195.5
less: Capital Expenditure	$55.3	$66.6	$82.0	$103.8	$134.7
After Tax Profit Interest less Capital Expenditure	$374.9	$610.3	$989.0	$1,461.7	$2,060.8
VLI Profit Interest % *	50%	50%	50%	50%	50%
Net Cash Flow	$187.4	$305.2	$494.5	$730.9	$1,030.4
Present Value of Revenue Interest Net Cash Flows
Present Value Factor @ 23.0%	0.9017	0.7331	0.5960	0.4845	0.3939
Present Value of Net Cash Flows	$169.0	$223.7	$294.7	$354.1	$405.9

Total Present Value of Profits Interest Net Cash Flows	$1,447.47

Present Value of Terminal Revenue Interest Net Cash Flows:
Terminal Period (Year 5 Net Cash Flow X Terminal Growth at 3.0%)	$1,061.3
Capitalization Multiple	5.00	x
Terminal Value	$5,306.6
Present Value Factor @ 23.0%	0.3939
Present Value of Terminal Profits Interest Net Cash Flows	$2,090.47

Valuation Summary
Total Present Value of Revenue Interest Net Cash Flows	$1,447.5
Terminal Value of Revenue Interest Net Cash Flows	$2,090.5
Net Present Value of Profits Interest	$3,537.9

* per Section 4.1B of EAM Declaration of Trust

Value Line - Nonvoting Revenue and Profits Interest in EAM
Summary

$ in millions

Net Present Value of Revenue Interest	$45,556.2
Net Present Value of Profits Interest	3,537.9

Total Value	49,094.1

The calculated value of the revenues interest was added to 50% of the calculated value of the operating profits interest to derive a value of $49.1M for VLI’s entire interest in EAM.  The capital contributed of $7M was added to this derived value resulting in a fair value of $56.1M for VLI’s interest in EAM.

SEC Response
Value Line, Inc.
May 6, 2011 comment letter
Page | 10

With respect to your query concerning the inclusion of the cash flows associated with our revenue interest in estimating the fair value of our interest in EAM, we note that in each of the projected financial results for EAM, the Company’s revenues interest (with which there are no corresponding expenses) constitutes at least 90% of the total cash flow to the Company. Furthermore, the Company has no expenses in relation to the balance of its cash flows. In these circumstances we believe that deduction of expenses would be inappropriate.”

Attached as exhibit 3, is a copy of the report prepared by the independent valuation firm, Madison Street Capital. We have also attached as exhibit 4 the worksheets used in the estimates in support of the discounted cash flow method.

4.
We note that you have included the $7 million of cash and liquid securities you contributed to EAM as part of your investment in EAM and in the determination of the gain recognized on deconsolidation. We also note the provision in Section 2.1 (b) of the Declaration of Trust the following statements:

Each of VLI And the Company acknowledges that at the time of the Conversion a portion of such monies relate to unused Rule 12b-1 Payments previously made by certain of the Funds to ESI, which portion will be reduced and eliminated over time through excess marketing payments being made by the Company.

Please tell us more about what these statements mean, including whether these payments are considered liabilities of EAM to the Funds. Please also tell us the amount of money that relates to these Rule 12b-l payments required to be reduced by future excess marketing payments of EAM. Finally, please tell us how you determined that the entire $7 million contribution represents excess capital that should be recognized as part of your investment in EAM and in the determination of the gain from deconsolidation.

Answer:

The statement above included in Section 2.1 (b) of the Declaration of Trust is an acknowledgement that EAM had historically received from the Value Line Funds under the compensation plans it had in place with the Funds amounts in excess of its actual expenditures and that in more recent years EAM has been spending amounts on promotion of the Value Line Funds in excess of the compensation received from the Funds.  Over time EAM anticipates that its total future expenditures on such promotion will equal or exceed its total future revenues under the Funds’ distribution plans.  EAM has no obligation in any circumstance to reimburse the Value Line Funds for any shortfall. The Funds do not have a receivable from the Distributor on their financial statements.

SEC Response
Value Line, Inc.
May 6, 2011 comment letter
Page | 11

The entire $7 million contribution to EAM by Value Line is considered excess capital. EAM is anticipated to earn enough profit to conduct its current and future operations, including excess marketing expenses for those Funds with 12b-1 fee waivers. Value Line determined to provide sufficient liquidity so that the management of EAM would not need to request additional funding from Value Line or anyone else at a later date.  The $7 million was added to Value Line’s capital account at EAM and not assigned to any future operating expenses.

Lastly, the $7 million capital contribution made by Value Line to EAM is included as part of its investment in EAM and was not included in the determination of the gain from deconsolidation.

* * * * *
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in filings with the SEC.   The Company understands and acknowledges that staff comments, or changes by the Company to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Value Line appreciates the opportunity to submit this response to your office.

Sincerely yours,

/s/ Howard A. Brecher

Howard A. Brecher, Acting Chief Executive
Officer, Principal Executive Officer

/s/ John A. McKay

John A. McKay, Chief Financial Officer, Principal
Financial Officer

/s/ Stephen R. Anastasio

Stephen R. Anastasio, Treasurer, Principal
Accounting Officer

SEC Response
Value Line, Inc.
May 6, 2011 comment letter
Page | 12

Via Edgar

Exhibit list to Value Line letter dated May 20, 2011 in response to the SEC Staff Comments letter dated May 6, 2011:

1.	Exhibit 1 – Value Line Memorandum

2.	Exhibit 2 – Financial Statements (unaudited) of EULAV Asset Management Trust, 3/31/2011

3.	Exhibit 3 – Madison Street Capital report.

4.	Exhibit 4 – Estimates in support of the discounted cash flow method

Exhibit 1
VALUE LINE, INC.
From:	Howard A. Brecher
Date:	May 3, 2011

The Declaration of Trust dated December 23, 2010, filed as Exhibit 10.16 to the Value Line, Inc. Form 10-Q filed on March 24, 2011, is the fundamental governing document of EULAV Asset Management (EAM) and defines the rights of persons with interests in the EAM entity.

WHAT HAPPENS TO THE INTEREST OF MITCHELL APPEL IF HE DOES NOT VEST?
This situation is governed by Article VIII of the Declaration of Trust.  Mr. Appel’s status is contemplated by Section 8.1(d) on pages 30 ff. because he is both an employee of EAM and a Shareholder (as that term is defined in the Declaration of Trust).  Such an individual:
“shall, upon ceasing to be an employee for any reason, automatically and without any action by such person or the Company [EAM is “the Company”] forfeit without payment, the Unvested Percentage (or such higher percentage as the Trustees may determine at the time of grant of Voting Profits Interests to such person) of such person’s Voting Profits Interests, which shall thereupon be available for reissuance by the Company; provided, however, that such person shall not forfeit any portion of such person’s Capital Account.”
Article VIII goes on to explain that the vested portion may be acquired by EAM and that the capital account is not forfeited.

IS VALUE LINE’S INTEREST IN THE TRUST REDEEMABLE?
I am not aware of any provision giving Value Line the right to require EAM or anyone else to purchase Value Line’s interests, or any of its interests, in EAM.

FINANCIAL STATEMENTS OF THE TRUST (EAM)
Unaudited statements as of March 31, 2011, are attached.

IS VALUE LINE’S INTEREST IN THE TRUST CLASSIFIED AS EQUITY (in the
Trusts’s financial statements)?

Reference is made to Value Line’s letter dated March 31, 2011, addressed to the Commission.  Answer 7 discusses this point.
Value Line’s interest in the Trust is an equity interest; Answer 7 addressed the question of what “percentage ownership of EAM’s overall equity” is held by Value Line. The Answer 7 explained that “Due to the materially different terms of the Company’s revenues interest and its non-voting profits interest, it is not possible to calculate the Company’s percentage ownership of EAM’s overall equity.”
The Trust’s financial statements reflect Value Line’s interest as a capital account.

ATTACHMENTS

Exhibit 2	EULAV Asset Management (Consolidated)
Balance Sheet
As of March 31, 2011 (unaudited)

	Mar 31, 11	Feb 28, 11	$ Change	% Change
ASSETS
Current Assets
Checking/Savings
Cash and Cash Equivalents	4,822,146.82	4,639,525.91	182,620.91	3.94%
Total Checking/Savings	4,822,146.82	4,639,525.91	182,620.91	3.94%

Accounts Receivable
Afiliated Fees Receivable	1,415,636.56	1,293,339.92	122,296.64	9.46%
Total Accounts Receivable	1,415,636.56	1,293,339.92	122,296.64	9.46%

Other Current Assets
Prepaid Exp/Other Current Asset	257,093.09	196,752.74	60,340.35	30.67%
Securities Available for Sale	3,258,380.00	2,760,116.50	498,263.50	18.05%
Total Other Current Assets	3,515,473.09	2,956,869.24	558,603.85	18.89%

Total Current Assets	9,753,256.47	8,889,735.07	863,521.40	9.71%

Fixed Assets
Property & Equipment, net	17,719.76	16,874.26	845.50	5.01%
Total Fixed Assets	17,719.76	16,874.26	845.50	5.01%

Other Assets
Intangible Long Term Assets	49,197,116.71	49,197,116.71	0.00	0.0%
Total Other Assets	49,197,116.71	49,197,116.71	0.00	0.0%

TOTAL ASSETS	58,968,092.94	58,103,726.04	864,366.90	1.49%

LIABILITIES & EQUITY
Liabilities
Current Liabilities
Accounts Payable
Accounts Payable	1,599,169.94	1,027,388.17	571,781.77	55.65%
Total Accounts Payable	1,599,169.94	1,027,388.17	571,781.77	55.65%

Other Current Liabilities
Accrued Liabilities	1,030,917.41	853,074.55	177,842.86	20.85%
Total Other Current Liabilities	1,030,917.41	853,074.55	177,842.86	20.85%

Total Current Liabilities	2,630,087.35	1,880,462.72	749,624.63	39.86%

Total Liabilities	2,630,087.35	1,880,462.72	749,624.63	39.86%

Equity
Capital Accounts	56,072,891.80	56,072,891.80	0.00	0.0%
Unrealized Gain/(Loss) on Inv	(1,387.84)	0.00	(1,387.84)	(100.0)%
Net Income	266,501.63	150,371.52	116,130.11	77.23%
Total Equity	56,338,005.59	56,223,263.32	114,742.27	0.2%

TOTAL LIABILITIES & EQUITY	58,968,092.94	58,103,726.04	864,366.90	1.49%

Exhibit 2	EULAV Asset Management (Consolidated)
Profit && Loss
March 2011 (unaudited)

	Mar 11	Feb 11	$ Change	% Change	Dec 23 '10 - Mar 11	% of Income
Income
Management Fees	1,104,273.69	1,009,623.48	94,650.21	9.38%	3,502,067.40	77.87%
12b1 Fees	311,362.87	283,716.44	27,646.43	9.74%	984,580.12	21.96%
Dividend and Interest Income	2,585.89	25.91	2,559.98	9,880.28%	2,669.53	0.18%
Gain/(Loss) on Securities	(117.76)	781.36	(899.12)	(115.07)%	0.00	(0.01)%
Total Income	1,418,104.69	1,294,147.19	123,957.50	9.58%	4,489,317.05	100.0%

Revenue Offset
Revenue Distribution	526,952.85	481,786.33	45,166.52	9.38%	1,673,352.02	37.16%
Total Revenue Offset	526,952.85	481,786.33	45,166.52	9.38%	1,673,352.02	37.16%

Gross Profit	891,151.84	812,360.86	78,790.98	9.7%	2,815,965.03	62.84%

Expense
Marketing & Distribution	312,501.63	348,737.07	(36,235.44)	(10.39)%	1,120,440.85	22.04%
Office and Administration	231,444.81	200,744.52	30,700.29	15.29%	693,033.30	16.32%
Compensation and Benefits	186,704.87	186,813.60	(108.73)	(0.06)%	590,211.37	13.17%
Overhead Allocation	44,000.00	44,000.00	0.00	0.0%	144,774.19	3.1%
Depreciation/Amortization	370.42	370.41	0.01	0.0%	1,003.69	0.03%
Total Expense	775,021.73	780,665.60	(5,643.87)	(0.72)%	2,549,463.40	54.65%

Net Income	116,130.11	31,695.26	84,434.85	266.4%	266,501.63	8.19%

Exhibit 3

Exhibit 3
VLI’s Voting Profits Interests - Supporting Schedules

2

Exhibit 3

Preface

This material has been compiled by Madison Street Capital Advisors LLC (“MSC”) in support of certain financial reporting disclosures made by Value Line Inc. (the “Company”).  The schedules contained herein are confidential and for the use of the Company.  Any publication or use of this material or the analyses contained herein without the express written consent of MSC is strictly prohibited. MSC received business and financial information provided by the Company and has not independently verified any such information and has relied on all such information as being complete and accurate in all material respects.

These schedules being delivered to management of the Company is a recalculation and is not an opinion. No officer, director, employee, agent, shareholder, or controlling person of MSC or any of its affiliates shall be subjected to any personal liability whatsoever to any neither person, nor will any such claim be asserted by or on behalf of you or your affiliates against any such person with respect to this material.

3

Exhibit 3

SECTION 1

Pro forma Income Statement

4

Exhibit 3

Pro forma Income Statement

EAM
Pro forma Income Statement*

$ in thousands
	4/30/2011	4/30/2012	4/30/2013	4/30/2014	4/30/2015
Mutual Fund Revenues	$14,424.7	$17,435.7	$21,425.6	$27,056.3	$35,026.0
Asset Management Fees	$149.7	$149.7	$149.7	$149.7	$149.7
12b-1 Fees	$4,108.8	$4,910.2	$6,133.1	$7,862.3	$10,350.1
Total Revenue	$18,683.2	$22,495.6	$27,708.4	$35,068.3	$45,525.8
Revenue Growth	7.3%	20.4%	23.2%	26.6%	29.8%

Marketing and Promotion-supermarket fees	$5,000.2	$6,036.3	$7,404.0	$9,389.3	$12,116.4
Marketing and Promotion-other	121.7	124.4	127.1	129.9	132.8
Salary and Benefits	3,862.2	4,396.4	5,393.8	6,801.5	8,793.9
Office and Administration	1,657.5	1,772.1	1,766.0	1,672.4	1,510.7
Overhead	275.9	282.0	288.2	294.6	301.0
Expenses	10,862.3	12,544.6	14,897.3	18,184.0	22,720.2
Depreciation and Amortization	55.3	66.6	82.0	103.8	134.7
Total Expenses	$10,917.6	$12,611.2	$14,979.2	$18,287.7	$22,854.9

Operating Profit	$7,765.6	$9,884.4	$12,729.2	$16,780.6	$22,670.9
Operating Margin	41.6%	43.9%	45.9%	47.9%	49.8%

Income Tax (Expense) / Benefit	$2,950.9	$3,756.1	$4,837.1	$6,376.6	$8,615.0
Tax Rate	38.0%	38.0%	38.0%	38.0%	38.0%

Net Income	$4,814.7	$6,128.3	$7,892.1	$10,404.0	$14,056.0
Net Income Margin	25.8%	27.2%	28.5%	29.7%	30.9%

EBITDA	$7,820.9	$9,951.0	$12,811.2	$16,884.4	$22,805.6
EBITDA Margin	41.9%	44.2%	46.2%	48.1%	50.1%

* per prior analysis performed by other independent valuation firm

5

Exhibit 3

SECTION 3

Voting Profits Interests

6

Exhibit 3

Voting Profits Interests

EAM
Calculation of Net Present Value of Voting Profits Interests

$ in thousands
	4/30/2011		4/30/2012	4/30/2013	4/30/2014	4/30/2015
EBITDA	$7,820.9		$9,951.0	$12,811.2	$16,884.4	$22,805.6
less: Revenue Interest*	$7,161.0		$8,900.0	$11,134.0	$14,423.0	$19,347.0
Gross Profits Interests	$659.9		$1,051.0	$1,677.2	$2,461.4	$3,458.6
Income Tax Expense	$250.8		$399.4	$637.3	$935.3	$1,314.3
Tax Rate	38.0%		38.0%	38.0%	38.0%	38.0%
After Tax Profits Interests	$409.1		$651.6	$1,039.9	$1,526.1	$2,144.3
less: Capital Expenditure	$55.3		$66.6	$82.0	$103.8	$134.7
After Tax Profits Interests less Capital Expenditure	$353.8		$585.0	$957.9	$1,422.3	$2,009.6
Voting Profits Interests % *	45%		45%	45%	45%	45%
Net Cash Flow	$159.2		$263.3	$431.0	$640.0	$904.3
Present Value of Profits Interests Net Cash Flows
Present Value Factor @ 40.0%	0.8452		0.6037	0.4312	0.3080	0.2200
Present Value of Net Cash Flows	$134.6		$158.9	$185.9	$197.1	$199.0

Total Present Value of Profits Interests Net Cash Flows	875

Present Value of Terminal Profits Interests Net Cash Flows:
Terminal Period (Year 5 Net Cash Flow X Terminal Growth at 3.0%)	$931.5
Capitalization Multiple	2.70	x
Terminal Value	$2,517.5
Present Value Factor @ 40.0%	0.2200
Present Value of Terminal Profits Interests Net Cash Flows	$553.8

Valuation Summary
Total Present Value of Profits Interests Net Cash Flows	$875.4
Terminal Value of Profits Interests Net Cash Flows	$553.8
Net Present Value of Voting Profits Interests	$1,429.3

* See Supporting Schedules for VLI's Non-Voting Revenue and Profits Interests
** per Section 4.1B of EAM Declaration of Trust

7

Exhibit 3

SECTION 4

Discount Rate

8

Exhibit 3

Discount Rate

Discount Rate Support

A discount rate was applied to derive the present value of the cash flows associated with the Revenue and Profits Interests. The required rate of return applied was the Company's weighted average cost of capital (“WACC”). The discount rate applied to the forecasted cash flows and terminal value must adequately reflect the nature of the subject investment and the risk of the underlying cash flows. The appropriate discount rate is a WACC, calculated using estimates of required equity rates of return for the Company. In order to estimate an appropriate weighted average rate of return, the build-up method and applied it to the WACC as follows:

EAM
Weighted Average Cost of Capital
Estimating the Cost of Capital - Buildup Method

Cost of Equity Estimate:
Riskless Rate 1	3.89%
Equity Risk Premium 2	5.45%
Industry Risk Premium 3	4.62%
Size Premium 4	6.00%
Additional Risk factors 5	20.00%
Cost of Equity Estimate	39.96%

Cost of Debt Capital:
Cost of Debt 6	0.00%
Tax Rate	38.00%
After-tax Debt Rate	0.00%

Targeted Capital Structure: 7
Equity / Enterprise Value	100.00%
Debt / Enterprise Value	0.00%
Total Enterprise Value	100.00%

WACC (Rounded)	40.00%

1	Long-Term (30-year) U.S. Treasury Coupon Bond Yield - as of 06/30/2010

2	Long-Run Stock Returns: Participating in the Real Economy - Ibbotson and Chen, 2007

3	IbbotsonAssociates: Stocks, Bonds, Bills and Inflation 2010 SIC 6282: Miscellaneous

4	IbbotsonAssociates: Stocks, Bonds, Bills and Inflation 2010

5	Additional risk factor specific to the nature of EAM trust agreement as it pertains to Shareholder of Voting Profits Interests (see next page)

6	Cost of debt is an estimate of Value Line's marginal interest rate.

7	Targeted Capital Structure is based upon the anticipated capital structure of EAM

9

Exhibit 3

Discount Rate – Additional Risk Factors

The following points were applied to the Additional Risk factors component of the discount rate:

• Voting member would lose position as a Trustee if the other 4 voting profits interests holders vote for his removal.
• Voting member does not have authority to use more than 5% of EAM’s assets without concurrence of at least 2 of the other 4 Trustees.
• Voting Member cannot take any of the following actions without VLI’s approval:
1.	Any merger, consolidation, acquisition, partnership, joint venture or other business combination that exceeds 20% of the aggregate Capital Accounts of the EAM Shareholders.
2.	Any sale, lease, assignment of other disposition by EAM that exceeds 20% of the aggregate Capital Accounts of the EAM Shareholders during any 36 month period.
3.	Borrow more than 1% of Gross Revenues of EAM (borrowing limited to $200,000).
4.	Pledge EAM assets.
5.	Dilute VLI’s interests or issue voting interests to cause an assignment of Funds’ contracts.
6.	Declare bankruptcy.
7.	Engage in related party transactions.
8.	Enter into other lines of business.
9.	Materially change tax or accounting policies.

• Distribution Restriction - There cannot be distributions made out of the VLI's capital account ($700,000 minimum balance requirement)
• Transferability  Restriction – Voting member is not permitted to transfer his interest  without the consent of the Board of Trustees – he is 1 vote out of 5 on the Board. If Voting member withdraws as Voting Profits Interests holder, he forfeits unvested profits interests.
• Vesting Restriction - Vesting takes 10 years.  Even after 10 years, if Voting member resigns the maximum vesting in effect is 49%, not 100%. Further, if terminated before 4 years with EAM, there is zero vesting.
• Exit Restriction - EAM has the right to repurchase Voting member’s vested interest at a price which is 2 x Last Year’s Profit attributable to Voting member x Vested %.

10

Exhibit 3

SECTION 4

Summary

11

Exhibit 3

Summary

Value Line - Voting Member's Profits Interests in EAM
Summary

$ in millions

Net Present Value of Profits Interest	1,429.3

Total Value	1,429.3

12

Exhibit 3

Exhibit 3

VLI’s Non-Voting Revenue and Profits Interests - Supporting Schedules

2

Exhibit 3

Preface

This material has been compiled by Madison Street Capital Advisors LLC (“MSC”) in support of certain financial reporting disclosures made by Value Line Inc. (the “Company”).  The schedules contained herein are confidential and for the use of the Company.  Any publication or use of this material or the analyses contained herein without the express written consent of MSC is strictly prohibited. MSC received business and financial information provided by the Company and has not independently verified any such information and has relied on all such information as being complete and accurate in all material respects.

These schedules being delivered to management of the Company is a recalculation and is not an opinion. No officer, director, employee, agent, shareholder, or controlling person of MSC or any of its affiliates shall be subjected to any personal liability whatsoever to any neither person, nor will any such claim be asserted by or on behalf of you or your affiliates against any such person with respect to this material.

3

Exhibit 3

SECTION 1

Pro forma Income Statement

4

Exhibit 3

Pro forma Income Statement

EAM
Pro forma Income Statement

$ in thousands
	4/30/2011	4/30/2012	4/30/2013	4/30/2014	4/30/2015
Mutual Fund Revenues	$14,424.7	$17,435.7	$21,425.6	$27,056.3	$35,026.0
Asset Management Fees	$149.7	$149.7	$149.7	$149.7	$149.7
12b-1 Fees	$4,108.8	$4,910.2	$6,133.1	$7,862.3	$10,350.1
Total Revenue	$18,683.2	$22,495.6	$27,708.4	$35,068.3	$45,525.8
Revenue Growth	7.3%	20.4%	23.2%	26.6%	29.8%

Marketing and Promotion-supermarket fees	$5,000.2	$6,036.3	$7,404.0	$9,389.3	$12,116.4
Marketing and Promotion-other	121.7	$124.4	$127.1	$129.9	$132.8
Salary and Benefits	3,862.2	4,396.4	5,393.8	6,801.5	8,793.9
Office and Adminstration	1,657.5	1,772.1	1,766.0	1,672.4	1,510.7
Overhead	275.9	282.0	288.2	294.6	301.0
Expenses	10,862.3	12,544.6	14,897.3	18,184.0	22,720.2
Depreciation and Amortization	55.3	66.6	82.0	103.8	134.7
Total Expenses	$10,917.6	$12,611.2	$14,979.2	$18,287.7	$22,854.9

Operating Profit	$7,765.6	$9,884.4	$12,729.2	$16,780.6	$22,670.9
Operating Margin	41.6%	43.9%	45.9%	47.9%	49.8%

Income Tax (Expense) / Benefit	$2,950.9	$3,756.1	$4,837.1	$6,376.6	$8,615.0
Tax Rate	38.0%	38.0%	38.0%	38.0%	38.0%

Net Income	$4,814.7	$6,128.3	$7,892.1	$10,404.0	$14,056.0
Net Income Margin	25.8%	27.2%	28.5%	29.7%	30.9%

EBITDA	$7,820.9	$9,951.0	$12,811.2	$16,884.4	$22,805.6
EBITDA Margin	41.9%	44.2%	46.2%	48.1%	50.1%

5

Exhibit 3

SECTION 2

Non-Voting Revenue Interest

6

Exhibit 3

Non-Voting Revenue Interest

EAM
Calculation of Net Present Value of Revenue Interest

$ in thousands
	4/30/2011		4/30/2012	4/30/2013	4/30/2014	4/30/2015
Mutual Fund Revenues	$14,424.7		$17,435.7	$21,425.6	$27,056.3	$35,026.0
Asset Management Fees	$149.7		$149.7	$149.7	$149.7	$149.7
Total Revenue	$14,574.4		$17,585.4	$21,575.3	$27,206.0	$35,175.7
VLI Revenue Interest % *	49.13%		50.61%	51.61%	53.01%	55.00%
VLI Revenue Interest	$7,161.0		$8,900.0	$11,134.0	$14,423.0	$19,347.0
Income Tax (Expense) / Benefit	$2,721.2		$3,382.0	$4,230.9	$5,480.7	$7,351.9
Tax Rate	38.0%		38.0%	38.0%	38.0%	38.0%
Net Cash Flow	$4,439.8		$5,518.0	$6,903.1	$8,942.3	$11,995.1
Present Value of Revenue Interest Net Cash Flows
Present Value Factor @ 23.0%	0.9017		0.7331	0.5960	0.4845	0.3939
Present Value of Net Cash Flows	$4,003.3		$4,045.1	$4,114.2	$4,332.9	$4,725.3

Total Present Value of Revenue Interest Net Cash Flows	$21,220.69

Present Value of Terminal Revenue Interest Net Cash Flows:
Terminal Period (Year 5 Net Cash Flow X Terminal Growth at 3.0%)	$12,355.0
Capitalization Multiple	5.00	x
Terminal Value	$61,775.0
Present Value Factor @ 23.0%	0.3939
Present Value of Terminal Revenue Interest Net Cash Flows	$24,335.46

Valuation Summary
Total Present Value of Revenue Interest Net Cash Flows	$21,220.7
Terminal Value of Revenue Interest Net Cash Flows	$24,335.5
Net Present Value of Revenue Interest	$45,556.2

* per Section 4.1B of EAM Declaration of Trust

7

Exhibit 3

SECTION 3

Non-Voting Profits Interests

8

Exhibit 3

Non-Voting Profits Interest

EAM
Calculation of Net Present Value of Profits Interests

$ in thousands
	4/30/2011		4/30/2012	4/30/2013	4/30/2014	4/30/2015
EBITDA	$7,820.9		$9,951.0	$12,811.2	$16,884.4	$22,805.6
less: Revenue Interest	$7,161.0		$8,900.0	$11,134.0	$14,423.0	$19,347.0
Gross Profits Interests	$659.9		$1,051.0	$1,677.2	$2,461.4	$3,458.6
Less : Depreciation and Amortization	$(55.3)		$(66.6)	$(82.0)	$(103.8)	$(134.7)
Adjusted Gross Profits Interests	$604.6		$984.4	$1,595.2	$2,357.6	$3,323.9
Income Tax (Expense) / Benefit	$229.7		$374.1	$606.2	$895.9	$1,263.1
Tax Rate	38.0%		38.0%	38.0%	38.0%	38.0%
After Tax Profits Interests	$430.2		$676.9	$1,071.0	$1,565.5	$2,195.5
less: Capital Expenditure	$55.3		$66.6	$82.0	$103.8	$134.7
After Tax Profits Interests less Capital Expenditure	$374.9		$610.3	$989.0	$1,461.7	$2,060.8
VLI Profits Interests % *	50%		50%	50%	50%	50%
Net Cash Flow	$187.4		$305.2	$494.5	$730.9	$1,030.4
Present Value of Profits Interests Net Cash Flows
Present Value Factor @ 23.0%	0.9017		0.7331	0.5960	0.4845	0.3939
Present Value of Net Cash Flows	$169.0		$223.7	$294.7	$354.1	$405.9

Total Present Value of Profits Interests Net Cash Flows	$1,447.47

Present Value of Terminal Profits Interests Net Cash Flows:
Terminal Period (Year 5 Net Cash Flow X Terminal Growth at 3.0%)	$1,061.3
Capitalization Multiple	5.00	x
Terminal Value	$5,306.6
Present Value Factor @ 23.0%	0.3939
Present Value of Terminal Profits Interests Net Cash Flows	$2,090.47

Valuation Summary
Total Present Value of Profits Interests Net Cash Flows	$1,447.5
Terminal Value of Profits Interests Net Cash Flows	$2,090.5
Net Present Value of Profits Interests	$3,537.9

* per Section 4.1B of EAM Declaration of Trust

9

Exhibit 3

SECTION 4

Discount Rate

10

Exhibit 3

Discount Rate

Discount Rate Support

A discount rate was applied to derive the present value of the cash flows associated with the Revenue and Profits Interests. The required rate of return applied was the Company's weighted average cost of capital (“WACC”). The discount rate applied to the forecasted cash flows and terminal value must adequately reflect the nature of the subject investment and the risk of the underlying cash flows. The appropriate discount rate is a WACC, calculated using estimates of required equity rates of return for the Company. In order to estimate an appropriate weighted average rate of return, the build-up method and applied it to the WACC as follows:

EAM
Weighted Average Cost of Capital
Estimating the Cost of Capital - Buildup Method

Cost of Equity Estimate:
Riskless Rate 1	3.89%
Equity Risk Premium 2	5.45%
Industry Risk Premium 3	4.62%
Size Premium 4	6.00%
Additional Risk factor 5	3.00%
Cost of Equity Estimate	22.96%

Cost of Debt Capital:
Cost of Debt 6	0.00%
Tax Rate	38.00%
After-tax Debt Rate	0.00%

Targeted Capital Structure: 7
Equity / Enterprise Value	100.00%
Debt / Enterprise Value	0.00%
Total Enterprise Value	100.00%

WACC (Rounded)	23.00%

1 Long-Term (30-year) U.S. Treasury Coupon Bond Yield - as of 06/30/2010

2 Long-Run Stock Returns: Participating in the Real Economy - Ibbotson and Chen, 2007

3 IbbotsonAssociates: Stocks, Bonds, Bills and Inflation 2010 SIC 6282: Investment Advice

4 IbbotsonAssociates: Stocks, Bonds, Bills and Inflation 2010

5 Additional risk factor specific to the nature of EAM trust agreement as it pertains to Shareholder of Non Voting Revenue & Profits Interests

6 Cost of debt is an estimate of Value Line's marginal interest rate.

7 Targeted Capital Structure is based upon the anticipated capital structure of EAM

11

Exhibit 3

SECTION 4

Summary

12

Exhibit 3

Summary

Value Line - Nonvoting Revenue and Profits Interests in EAM
Summary

$ in millions

Net Present Value of Revenue Interest	$45,556.2
Net Present Value of Profits Interests	3,537.9

Total Value	49,094.1

13

Exhibit 4

	Annualized	Annualized	Annualized	Annualized	Annualized	Annualized
	4/30/2010	4/30/2011	4/30/2012	4/30/2013	4/30/2014	4/30/2015

Percentage change in Assets from prior year	0.00%	9.97%	20.72%	22.66%	26.81%	29.04%
Revenue Distribution	47.70%	49.14%	50.61%	51.61%	53.01%	55.00%
Rate of Inflation	0.00%	2.20%	2.20%	2.20%	2.20%	2.20%

Mutual Fund Revenues	$13,469,327	$14,424,699	$17,435,729	$21,425,642	$27,056,329	$35,026,003
Asset Mgmt Fees	$149,724	$149,724	$149,724	$149,724	$149,724	$149,724
12b-1 Fees	$3,800,621	$4,108,769	$4,910,182	$6,133,131	$7,862,292	$10,350,084

Total Revenues	$17,419,672	$18,683,192	$22,495,635	$27,708,497	$35,068,344	$45,525,810

Direct Account Assets	$1,056,970,000	$1,170,024,047	$1,311,178,202	$1,462,357,202	$1,688,647,695	$1,946,687,708
Supermarket Assets	$718,027,000	$783,608,848	$1,057,511,157	$1,494,193,208	$2,123,330,292	$3,047,165,653
Guardian Annuity Assets	$475,003,000	$520,720,664	$618,398,426	$707,347,731	$834,345,132	$1,001,985,645
Total Assets	$2,250,000,000	$2,474,353,559	$2,987,087,786	$3,663,898,141	$4,646,323,119	$5,995,839,006
	avg. fee = 76-77 bp	avg. fee = 76-77 bp	avg. fee = 76-77 bp	avg. fee = 76-77 bp	avg. fee = 76-77 bp	avg. fee = 76-77 bp

Exhibit 4
SCHEDULE OF ASSETS, MGT FEES, and 12b1 FEES-Fiscal 2011
		assets5/1/10	1	2	3	4	5	6	7	8	9	10	11	12	YTD

Assets By Fund	% Change
Aggressive Income	10.00%	37,003,098	37,311,457	37,622,386	37,935,906	38,252,039	38,570,806	38,892,229	39,216,331	39,543,134	39,872,660	40,204,932	40,539,973	40,877,806	40,877,806
Asset Allocation Fund	10.00%	58,355,106	58,841,399	59,331,744	59,826,175	60,324,726	60,827,432	61,334,328	61,845,447	62,360,826	62,880,499	63,404,503	63,932,874	64,465,648	64,465,648
U.S. Govt Money Mkt	-15.00%	125,000,000	123,437,500	121,894,531	120,370,850	118,866,214	117,380,386	115,913,131	114,464,217	113,033,415	111,620,497	110,225,241	108,847,425	107,486,832	107,486,832
Centurion Fund	8.00%	128,896,324	129,755,633	130,620,670	131,491,475	132,368,085	133,250,539	134,138,876	135,033,135	135,933,356	136,839,578	137,751,842	138,670,187	139,594,655	139,594,655
Convertible Fund	5.00%	25,884,274	25,992,125	26,100,426	26,209,177	26,318,382	26,428,042	26,538,159	26,648,735	26,759,771	26,871,270	26,983,234	27,095,664	27,208,563	27,208,563
Emerging Opportunities	19.00%	395,000,000	401,254,167	407,607,358	414,061,141	420,617,109	427,276,880	434,042,097	440,914,430	447,895,575	454,987,255	462,191,220	469,509,248	476,943,144	476,943,144
Income and Growth	10.00%	331,000,000	333,758,333	336,539,653	339,344,150	342,172,018	345,023,451	347,898,647	350,797,802	353,721,117	356,668,793	359,641,033	362,638,042	365,660,025	365,660,025
Larger Co	5.00%	183,000,000	183,762,500	184,528,177	185,297,044	186,069,116	186,844,403	187,622,922	188,404,684	189,189,704	189,977,994	190,769,569	191,564,442	192,362,627	192,362,627
NY Tax Exempt Fund	5.00%	16,800,688	16,870,691	16,940,985	17,011,573	17,082,454	17,153,631	17,225,105	17,296,876	17,368,946	17,441,317	17,513,989	17,586,964	17,660,243	17,660,243
Premier Growth Fund	18.00%	322,616,237	327,455,481	332,367,313	337,352,822	342,413,115	347,549,312	352,762,551	358,053,989	363,424,799	368,876,171	374,409,314	380,025,454	385,725,835	385,725,835
SAM	10.00%	345,000,000	347,875,000	350,773,958	353,697,075	356,644,550	359,616,588	362,613,393	365,635,171	368,682,131	371,754,482	374,852,436	377,976,207	381,126,008	381,126,008
Tax Exempt High Yield Fund	5.00%	83,738,151	84,087,060	84,437,423	84,789,245	85,142,534	85,497,294	85,853,533	86,211,256	86,570,470	86,931,180	87,293,393	87,657,116	88,022,354	88,022,354
US Govt Fund	0.00%	86,442,113	86,442,113	86,442,113	86,442,113	86,442,113	86,442,113	86,442,113	86,442,113	86,442,113	86,442,113	86,442,113	86,442,113	86,442,113	86,442,113
VL Fund	5.00%	95,872,676	96,272,145	96,673,279	97,076,085	97,480,568	97,886,737	98,294,599	98,704,160	99,115,427	99,528,408	99,943,110	100,359,539	100,777,704	100,777,704

Total Affiliate Management Fees		2,234,608,667	2,253,115,604	2,271,880,016	2,290,904,831	2,310,193,023	2,329,747,615	2,349,571,682	2,369,668,347	2,390,040,783	2,410,692,218	2,431,625,929	2,452,845,248	2,474,353,559	2,474,353,559

Affiliate Management Fees:	MGT FEE/DAYS
Aggressive Income	0.45%		13,992	14,108	14,226	14,345	14,464	14,585	14,706	14,829	14,952	15,077	15,202	15,329	175,815
Asset Allocation Fund	0.65%		31,872	32,138	32,406	32,676	32,948	33,223	33,500	33,779	34,060	34,344	34,630	34,919	400,495
U.S. Govt Money Mkt			-	-	-	-	-	-	-	-	-	-	-	-	-
Centurion Fund	0.50%		54,065	54,425	54,788	55,153	55,521	55,891	56,264	56,639	57,016	57,397	57,779	58,164	673,103
Convertible Fund	0.62%		13,429	13,485	13,541	13,598	13,654	13,711	13,769	13,826	13,883	13,941	13,999	14,058	164,896
Emerging Opportunities	0.75%		250,784	254,755	258,788	262,886	267,048	271,276	275,572	279,935	284,367	288,870	293,443	298,089	3,285,812
Income and Growth	0.66%		183,567	185,097	186,639	188,195	189,763	191,344	192,939	194,547	196,168	197,803	199,451	201,113	2,306,625
Larger Co	0.75%		114,852	115,330	115,811	116,293	116,778	117,264	117,753	118,244	118,736	119,231	119,728	120,227	1,410,246
NY Tax Exempt Fund	0.37%		5,202	5,223	5,245	5,267	5,289	5,311	5,333	5,355	5,378	5,400	5,423	5,445	63,872
Premier Growth Fund	0.75%		204,660	207,730	210,846	214,008	217,218	220,477	223,784	227,140	230,548	234,006	237,516	241,079	2,669,010
SAM	0.50%		144,948	146,156	147,374	148,602	149,840	151,089	152,348	153,618	154,898	156,189	157,490	158,803	1,821,353
Tax Exempt High Yield Fund	0.50%		35,036	35,182	35,329	35,476	35,624	35,772	35,921	36,071	36,221	36,372	36,524	36,676	430,205
US Govt Fund	0.50%		36,018	36,018	36,018	36,018	36,018	36,018	36,018	36,018	36,018	36,018	36,018	36,018	432,211
VL Fund	0.60%		48,136	48,337	48,538	48,740	48,943	49,147	49,352	49,558	49,764	49,972	50,180	50,389	591,056

Total Affiliate Management Fees			1,136,560	1,147,984	1,159,548	1,171,256	1,183,109	1,195,109	1,207,257	1,219,557	1,232,010	1,244,618	1,257,383	1,270,308	14,424,699

Sales Agent Fees:	12b1 FEE
Aggressive Income	0.15%		4,664	4,703	4,742	4,782	4,821	4,862	4,902	4,943	4,984	5,026	5,067	5,110	58,605
Asset Allocation Fund	0.15%		7,355	7,416	7,478	7,541	7,603	7,667	7,731	7,795	7,860	7,926	7,992	8,058	92,422
U.S. Govt Money Mkt	0.00%		-	-	-	-	-	-	-	-	-	-	-	-	-
Centurion Fund	0.25%		27,032	27,213	27,394	27,577	27,761	27,946	28,132	28,319	28,508	28,698	28,890	29,082	336,552
Convertible Fund	0.10%		2,166	2,175	2,184	2,193	2,202	2,212	2,221	2,230	2,239	2,249	2,258	2,267	26,596
Emerging Opportunities	0.25%		83,595	84,918	86,263	87,629	89,016	90,425	91,857	93,312	94,789	96,290	97,814	99,363	1,095,271
Income and Growth	0.20%		55,626	56,090	56,557	57,029	57,504	57,983	58,466	58,954	59,445	59,940	60,440	60,943	698,977
Larger Co	0.00%		-	-	-	-	-	-	-	-	-	-	-	-	-
NY Tax Exempt Fund	0.00%		-	-	-	-	-	-	-	-	-	-	-	-	-
Premier Growth Fund	0.25%		68,220	69,243	70,282	71,336	72,406	73,492	74,595	75,713	76,849	78,002	79,172	80,360	889,670
SAM	0.25%		72,474	73,078	73,687	74,301	74,920	75,544	76,174	76,809	77,449	78,094	78,745	79,401	910,676
Tax Exempt High Yield Fund	0.00%		-	-	-	-	-	-	-	-	-	-	-	-	-
US Govt Fund	0.00%		-	-	-	-	-	-	-	-	-	-	-	-	-
VL Fund	0.00%		-	-	-	-	-	-	-	-	-	-	-	-	-

Total Sales Agent Fees			321,132	324,836	328,587	332,386	336,234	340,131	344,077	348,075	352,124	356,224	360,378	364,585	4,108,769

Exhibit 4
SCHEDULE OF ASSETS, MGT FEES, and 12b1 FEES-Fiscal 2012
		assets5/1/11	1	2	3	4	5	6	7	8	9	10	11	12	YTD

	Market appreciation
Percent increase	% Change
Guardian Growth
Assets By Fund
Aggressive Income	8.842%	40,877,806	41,492,908	42,117,265	42,751,017	43,394,305	44,047,273	44,710,066	45,382,833	46,065,723	46,758,889	47,462,484	48,176,668	48,901,597	48,901,597
Asset Allocation Fund	3.999%	64,465,648	65,271,481	66,087,387	66,913,493	67,749,924	68,596,811	69,454,285	70,322,477	71,201,521	72,091,554	72,992,713	73,905,136	74,828,964	74,828,964
U.S. Govt Money Mkt	0.000%	107,486,832	107,805,543	108,125,199	108,445,803	108,767,357	109,089,865	109,413,329	109,737,752	110,063,137	110,389,487	110,716,804	111,045,092	111,374,354	111,374,354
Centurion Fund	7.015%	139,594,655	141,864,789	144,171,840	146,516,409	148,899,107	151,320,552	153,781,376	156,282,219	158,823,731	161,406,574	164,031,420	166,698,953	169,409,865	169,409,865
Convertible Fund	7.130%	27,208,563	27,555,447	27,906,753	28,262,539	28,622,860	28,987,776	29,357,343	29,731,622	30,110,673	30,494,557	30,883,334	31,277,068	31,675,822	31,675,822
Emerging Opportunities	8.132%	476,943,144	488,204,939	499,732,652	511,532,563	523,611,099	535,974,838	548,630,516	561,585,025	574,845,422	588,418,929	602,312,940	616,535,023	631,092,923	631,092,923
Income and Growth	5.262%	365,660,025	371,015,356	376,449,119	381,962,463	387,556,554	393,232,574	398,991,722	404,835,218	410,764,295	416,780,207	422,884,227	429,077,643	435,361,767	435,361,767
Larger Co	7.384%	192,362,627	194,302,476	196,261,886	198,241,056	200,240,184	202,259,472	204,299,124	206,359,344	208,440,339	210,542,321	212,665,499	214,810,088	216,976,304	216,976,304
NY Tax Exempt Fund	17.249%	17,660,243	17,928,818	18,201,478	18,478,284	18,759,299	19,044,589	19,334,217	19,628,249	19,926,754	20,229,798	20,537,450	20,849,781	21,166,862	21,166,862
Premier Growth Fund	7.975%	385,725,835	392,426,320	399,243,200	406,178,496	413,234,266	420,412,603	427,715,635	435,145,529	442,704,489	450,394,756	458,218,611	466,178,376	474,276,410	474,276,410
SAM	3.999%	381,126,008	386,366,215	391,678,472	397,063,767	402,523,107	408,057,509	413,668,005	419,355,641	425,121,478	430,966,591	436,892,070	442,899,020	448,988,561	448,988,561
Tax Exempt High Yield Fund	14.050%	88,022,354	89,362,748	90,723,554	92,105,082	93,507,648	94,931,572	96,377,179	97,844,800	99,334,769	100,847,428	102,383,121	103,942,200	105,525,020	105,525,020
US Govt Fund	16.905%	86,442,113	87,961,066	89,506,710	91,079,514	92,679,956	94,308,520	95,965,701	97,652,002	99,367,934	101,114,019	102,890,786	104,698,773	106,538,531	106,538,531
VL Fund	7.015%	100,777,704	101,590,122	102,409,090	103,234,659	104,066,884	104,905,818	105,751,515	106,604,029	107,463,416	108,329,731	109,203,030	110,083,368	110,970,804	110,970,804

Total Affiliate Management Fees		2,474,353,559	2,513,148,229	2,552,614,605	2,592,765,145	2,633,612,550	2,675,169,771	2,717,450,012	2,760,466,739	2,804,233,681	2,848,764,839	2,894,074,489	2,940,177,189	2,987,087,786	2,987,087,786

Affiliate Management Fees:	MGT FEE/DAYS
Aggressive Income	0.450%		15,560	15,794	16,032	16,273	16,518	16,766	17,019	17,275	17,535	17,798	18,066	18,338	202,973
Asset Allocation Fund	0.650%		35,355	35,797	36,245	36,698	37,157	37,621	38,091	38,567	39,050	39,538	40,032	40,532	454,684
U.S. Govt Money Mkt	0.400%		35,935	36,042	36,149	36,256	36,363	36,471	36,579	36,688	36,796	36,906	37,015	37,125	438,325
Centurion Fund	0.500%		59,110	60,072	61,049	62,041	63,050	64,076	65,118	66,177	67,253	68,346	69,458	70,587	776,336
Convertible Fund	0.620%		14,237	14,418	14,602	14,788	14,977	15,168	15,361	15,557	15,756	15,956	16,160	16,366	183,347
Emerging Opportunities	0.750%		305,128	312,333	319,708	327,257	334,984	342,894	350,991	359,278	367,762	376,446	385,334	394,433	4,176,548
Income and Growth	0.660%		204,058	207,047	210,079	213,156	216,278	219,445	222,659	225,920	229,229	232,586	235,993	239,449	2,655,901
Larger Co	0.750%		121,439	122,664	123,901	125,150	126,412	127,687	128,975	130,275	131,589	132,916	134,256	135,610	1,540,874
NY Tax Exempt Fund	0.370%		5,528	5,612	5,697	5,784	5,872	5,961	6,052	6,144	6,238	6,332	6,429	6,526	72,176
Premier Growth Fund	0.750%		245,266	249,527	253,862	258,271	262,758	267,322	271,966	276,690	281,497	286,387	291,361	296,423	3,241,330
SAM	0.500%		160,986	163,199	165,443	167,718	170,024	172,362	174,732	177,134	179,569	182,038	184,541	187,079	2,084,825
Tax Exempt High Yield Fund	0.500%		37,234	37,801	38,377	38,962	39,555	40,157	40,769	41,389	42,020	42,660	43,309	43,969	486,202
US Govt Fund	0.500%		36,650	37,294	37,950	38,617	39,295	39,986	40,688	41,403	42,131	42,871	43,624	44,391	484,901
VL Fund	0.600%		50,795	51,205	51,617	52,033	52,453	52,876	53,302	53,732	54,165	54,602	55,042	55,485	637,306

Total Affiliate Management Fees			1,327,284	1,348,806	1,370,710	1,393,005	1,415,696	1,438,792	1,462,301	1,486,230	1,510,588	1,535,382	1,560,621	1,586,314	17,435,729

Sales Agent Fees:	12b1 FEE
Aggressive Income	0.150%		5,187	5,265	5,344	5,424	5,506	5,589	5,673	5,758	5,845	5,933	6,022	6,113	67,658
Asset Allocation Fund	0.150%		8,159	8,261	8,364	8,469	8,575	8,682	8,790	8,900	9,011	9,124	9,238	9,354	104,927
U.S. Govt Money Mkt	0.000%		-	-	-	-	-	-	-	-	-	-	-	-	-
Centurion Fund	0.250%		29,555	30,036	30,524	31,021	31,525	32,038	32,559	33,088	33,626	34,173	34,729	35,294	388,168
Convertible Fund	0.100%		2,296	2,326	2,355	2,385	2,416	2,446	2,478	2,509	2,541	2,574	2,606	2,640	29,572
Emerging Opportunities	0.250%		101,709	104,111	106,569	109,086	111,661	114,298	116,997	119,759	122,587	125,482	128,445	131,478	1,392,183
Income and Growth	0.200%		61,836	62,742	63,660	64,593	65,539	66,499	67,473	68,461	69,463	70,481	71,513	72,560	804,819
Larger Co	0.000%		-	-	-	-	-	-	-	-	-	-	-	-	-
NY Tax Exempt Fund	0.000%		-	-	-	-	-	-	-	-	-	-	-	-	-
Premier Growth Fund	0.250%		81,755	83,176	84,621	86,090	87,586	89,107	90,655	92,230	93,832	95,462	97,120	98,808	1,080,443
SAM	0.250%		80,493	81,600	82,722	83,859	85,012	86,181	87,366	88,567	89,785	91,019	92,271	93,539	1,042,413
Tax Exempt High Yield Fund	0.000%		-	-	-	-	-	-	-	-	-	-	-	-	-
US Govt Fund	0.000%		-	-	-	-	-	-	-	-	-	-	-	-	-
VL Fund	0.000%		-	-	-	-	-	-	-	-	-	-	-	-	-

Total Sales Agent Fees			370,991	377,515	384,159	390,927	397,819	404,840	411,990	419,273	426,691	434,248	441,944	449,785	4,910,182

Notes: Aggressive income trust will merge into the Convertible Fund with the Convertible Fund surviving.

Exhibit 4
SCHEDULE OF ASSETS, MGT FEES, and 12b1 FEES-Fiscal 2013
		assets5/1/12	1	2	3	4	5	6	7	8	9	10	11	12	YTD
	Market appreciation
	% Change
Percent increase
Guardian Growth
Assets By Fund
Aggressive Income	3.370%	48,901,597	49,569,226	50,245,969	50,931,951	51,627,299	52,332,140	53,046,604	53,770,822	54,504,927	55,249,055	56,003,342	56,767,927	57,542,950	57,542,950
Asset Allocation Fund	2.855%	74,828,964	75,975,827	77,140,267	78,322,554	79,522,962	80,741,767	81,979,252	83,235,704	84,511,412	85,806,673	87,121,785	88,457,054	89,812,787	89,812,787
U.S. Govt Money Mkt	3.621%	111,374,354	112,178,055	112,987,556	113,802,899	114,624,126	115,451,279	116,284,400	117,123,534	117,968,723	118,820,011	119,677,442	120,541,060	121,410,911	121,410,911
Centurion Fund	5.243%	169,409,865	171,561,799	173,741,068	175,948,019	178,183,004	180,446,379	182,738,504	185,059,745	187,410,472	189,791,059	192,201,886	194,643,336	197,115,799	197,115,799
Convertible Fund	2.718%	31,675,822	32,054,721	32,438,152	32,826,169	33,218,827	33,616,183	34,018,292	34,425,210	34,836,996	35,253,708	35,675,404	36,102,144	36,533,990	36,533,990
Emerging Opportunities	8.132%	631,092,923	649,177,074	667,779,431	686,914,844	706,598,588	726,846,376	747,674,369	769,099,195	791,137,956	813,808,243	837,128,154	861,116,304	885,791,841	885,791,841
Income and Growth	3.746%	435,361,767	442,955,397	450,681,477	458,542,316	466,540,265	474,677,715	482,957,099	491,380,893	499,951,616	508,671,831	517,544,144	526,571,210	535,755,726	535,755,726
Larger Co	5.519%	216,976,304	219,186,241	221,418,687	223,673,871	225,952,024	228,253,380	230,578,176	232,926,650	235,299,044	237,695,602	240,116,568	242,562,192	245,032,726	245,032,726
NY Tax Exempt Fund	8.556%	21,166,862	21,335,415	21,505,309	21,676,556	21,849,167	22,023,153	22,198,524	22,375,291	22,553,466	22,733,060	22,914,084	23,096,549	23,280,467	23,280,467
Premier Growth Fund	5.961%	474,276,410	483,659,682	493,228,596	502,986,825	512,938,115	523,086,285	533,435,231	543,988,924	554,751,416	565,726,837	576,919,400	588,333,401	599,973,221	599,973,221
SAM	2.855%	448,988,561	453,798,414	458,659,792	463,573,249	468,539,341	473,558,634	478,631,697	483,759,105	488,941,442	494,179,295	499,473,259	504,823,936	510,231,932	510,231,932
Tax Exempt High Yield Fund	6.969%	105,525,020	106,655,187	107,797,457	108,951,962	110,118,831	111,298,197	112,490,194	113,694,957	114,912,624	116,143,331	117,387,219	118,644,429	119,915,104	119,915,104
US Govt Fund	6.436%	106,538,531	107,623,207	108,718,927	109,825,802	110,943,946	112,073,475	113,214,503	114,367,147	115,531,528	116,707,762	117,895,972	119,096,280	120,308,807	120,308,807
VL Fund	5.243%	110,970,804	111,788,587	112,612,396	113,442,276	114,278,271	115,120,428	115,968,790	116,823,404	117,684,317	118,551,574	119,425,221	120,305,307	121,191,879	121,191,879

Total Affiliate Management Fees		2,987,087,786	3,037,518,831	3,088,955,085	3,141,419,294	3,194,934,767	3,249,525,389	3,305,215,635	3,362,030,583	3,419,995,938	3,479,138,039	3,539,483,881	3,601,061,130	3,663,898,141	3,663,898,141

Affiliate Management Fees:	MGT FEE/DAYS
Aggressive Income	0.450%		18,588	18,842	19,099	19,360	19,625	19,892	20,164	20,439	20,718	21,001	21,288	21,579	240,597
Asset Allocation Fund	0.650%		41,154	41,784	42,425	43,075	43,735	44,405	45,086	45,777	46,479	47,191	47,914	48,649	537,674
U.S. Govt Money Mkt	0.400%		37,393	37,663	37,934	38,208	38,484	38,761	39,041	39,323	39,607	39,892	40,180	40,470	466,957
Centurion Fund	0.500%		71,484	72,392	73,312	74,243	75,186	76,141	77,108	78,088	79,080	80,084	81,101	82,132	920,350
Convertible Fund	0.620%		16,562	16,760	16,960	17,163	17,368	17,576	17,786	17,999	18,214	18,432	18,653	18,876	212,350
Emerging Opportunities	0.750%		405,736	417,362	429,322	441,624	454,279	467,296	480,687	494,461	508,630	523,205	538,198	553,620	5,714,420
Income and Growth	0.660%		243,625	247,875	252,198	256,597	261,073	265,626	270,259	274,973	279,770	284,649	289,614	294,666	3,220,926
Larger Co	0.750%		136,991	138,387	139,796	141,220	142,658	144,111	145,579	147,062	148,560	150,073	151,601	153,145	1,739,184
NY Tax Exempt Fund	0.370%		6,578	6,631	6,684	6,737	6,790	6,845	6,899	6,954	7,009	7,065	7,121	7,178	82,492
Premier Growth Fund	0.750%		302,287	308,268	314,367	320,586	326,929	333,397	339,993	346,720	353,579	360,575	367,708	374,983	4,049,392
SAM	0.500%		189,083	191,108	193,156	195,225	197,316	199,430	201,566	203,726	205,908	208,114	210,343	212,597	2,407,571
Tax Exempt High Yield Fund	0.500%		44,440	44,916	45,397	45,883	46,374	46,871	47,373	47,880	48,393	48,911	49,435	49,965	565,837
US Govt Fund	0.500%		44,843	45,300	45,761	46,227	46,697	47,173	47,653	48,138	48,628	49,123	49,623	50,129	569,295
VL Fund	0.600%		55,894	56,306	56,721	57,139	57,560	57,984	58,412	58,842	59,276	59,713	60,153	60,596	698,596

Total Affiliate Management Fees			1,614,658	1,643,593	1,673,131	1,703,287	1,734,075	1,765,510	1,797,607	1,830,382	1,863,851	1,898,029	1,932,934	1,968,583	21,425,642

Sales Agent Fees:	12b1 FEE
Aggressive Income	0.150%		6,196	6,281	6,366	6,453	6,542	6,631	6,721	6,813	6,906	7,000	7,096	7,193	80,199
Asset Allocation Fund	0.150%		9,497	9,643	9,790	9,940	10,093	10,247	10,404	10,564	10,726	10,890	11,057	11,227	124,079
U.S. Govt Money Mkt	0.000%		-	-	-	-	-	-	-	-	-	-	-	-	-
Centurion Fund	0.250%		35,742	36,196	36,656	37,121	37,593	38,071	38,554	39,044	39,540	40,042	40,551	41,066	460,175
Convertible Fund	0.100%		2,671	2,703	2,736	2,768	2,801	2,835	2,869	2,903	2,938	2,973	3,009	3,044	34,250
Emerging Opportunities	0.250%		135,245	139,121	143,107	147,208	151,426	155,765	160,229	164,820	169,543	174,402	179,399	184,540	1,904,807
Income and Growth	0.200%		73,826	75,114	76,424	77,757	79,113	80,493	81,897	83,325	84,779	86,257	87,762	89,293	976,038
Larger Co	0.000%		-	-	-	-	-	-	-	-	-	-	-	-	-
NY Tax Exempt Fund	0.000%		-	-	-	-	-	-	-	-	-	-	-	-	-
Premier Growth Fund	0.250%		100,762	102,756	104,789	106,862	108,976	111,132	113,331	115,573	117,860	120,192	122,569	124,994	1,349,797
SAM	0.250%		94,541	95,554	96,578	97,612	98,658	99,715	100,783	101,863	102,954	104,057	105,172	106,298	1,203,785
Tax Exempt High Yield Fund	0.000%		-	-	-	-	-	-	-	-	-	-	-	-	-
US Govt Fund	0.000%		-	-	-	-	-	-	-	-	-	-	-	-	-
VL Fund	0.000%		-	-	-	-	-	-	-	-	-	-	-	-	-

Total Sales Agent Fees			458,481	467,367	476,446	485,723	495,202	504,889	514,789	524,906	535,245	545,813	556,615	567,655	6,133,131

Exhibit 4
SCHEDULE OF ASSETS, MGT FEES, and 12b1 FEES-Fiscal 2014
		assets5/1/13	1	2	3	4	5	6	7	8	9	10	11	12	YTD
	Market appreciation
	% Change
Percent increase
Guardian Growth
Assets By Fund
Aggressive Income	8.772%	57,542,950	58,688,913	59,857,698	61,049,759	62,265,560	63,505,573	64,770,282	66,060,177	67,375,759	68,717,542	70,086,046	71,481,804	72,905,358	72,905,358
Asset Allocation Fund	4.388%	89,812,787	91,465,620	93,148,871	94,863,099	96,608,873	98,386,776	100,197,397	102,041,339	103,919,216	105,831,651	107,779,281	109,762,754	111,782,728	111,782,728
U.S. Govt Money Mkt	4.562%	121,410,911	122,493,228	123,585,194	124,686,895	125,798,416	126,919,846	128,051,273	129,192,786	130,344,475	131,506,431	132,678,745	133,861,509	135,054,818	135,054,818
Centurion Fund	5.243%	197,115,799	199,948,195	202,821,289	205,735,668	208,691,925	211,690,660	214,732,485	217,818,018	220,947,888	224,122,731	227,343,195	230,609,934	233,923,613	233,923,613
Convertible Fund	7.074%	36,533,990	37,166,462	37,809,885	38,464,446	39,130,338	39,807,759	40,496,907	41,197,986	41,911,201	42,636,764	43,374,887	44,125,789	44,889,691	44,889,691
Emerging Opportunities	8.132%	885,791,841	911,542,842	938,042,454	965,312,441	993,375,198	1,022,253,772	1,051,971,879	1,082,553,927	1,114,025,031	1,146,411,036	1,179,738,540	1,214,034,913	1,249,328,322	1,249,328,322
Income and Growth	5.773%	535,755,726	546,926,555	558,330,302	569,971,825	581,856,080	593,988,129	606,373,138	619,016,383	631,923,246	645,099,226	658,549,932	672,281,094	686,298,559	686,298,559
Larger Co	5.519%	245,032,726	247,812,918	250,624,654	253,468,293	256,344,196	259,252,730	262,194,265	265,169,175	268,177,839	271,220,640	274,297,965	277,410,206	280,557,760	280,557,760
NY Tax Exempt Fund	17.983%	23,280,467	23,648,751	24,022,860	24,402,888	24,788,927	25,181,073	25,579,423	25,984,074	26,395,127	26,812,683	27,236,844	27,667,714	28,105,401	28,105,401
Premier Growth Fund	5.961%	599,973,221	612,802,198	625,905,492	639,288,968	652,958,617	666,920,558	681,181,042	695,746,452	710,623,308	725,818,270	741,338,139	757,189,863	773,380,537	773,380,537
SAM	4.388%	510,231,932	517,199,805	524,262,834	531,422,317	538,679,572	546,035,934	553,492,757	561,051,412	568,713,290	576,479,802	584,352,375	592,332,458	600,421,519	600,421,519
Tax Exempt High Yield Fund	14.648%	119,915,104	122,088,406	124,301,097	126,553,890	128,847,511	131,182,701	133,560,214	135,980,816	138,445,288	140,954,425	143,509,037	146,109,948	148,757,997	148,757,997
US Govt Fund	13.890%	120,308,807	122,402,066	124,531,746	126,698,481	128,902,914	131,145,703	133,427,514	135,749,026	138,110,930	140,513,930	142,958,739	145,446,086	147,976,710	147,976,710
VL Fund	4.949%	121,191,879	122,129,917	123,075,215	124,027,830	124,987,818	125,955,237	126,930,143	127,912,596	128,902,652	129,900,372	130,905,815	131,919,039	132,940,106	132,940,106

Total Affiliate Management Fees		3,663,898,141	3,736,315,877	3,810,319,592	3,885,946,797	3,963,235,945	4,042,226,451	4,122,958,718	4,205,474,166	4,289,815,251	4,376,025,501	4,464,149,539	4,554,233,111	4,646,323,119	4,646,323,119

Affiliate Management Fees:	MGT FEE/DAYS
Aggressive Income	0.450%		22,008	22,447	22,894	23,350	23,815	24,289	24,773	25,266	25,769	26,282	26,806	27,340	295,037
Asset Allocation Fund	0.650%		49,544	50,456	51,384	52,330	53,293	54,274	55,272	56,290	57,325	58,380	59,455	60,549	658,552
U.S. Govt Money Mkt	0.400%		40,831	41,195	41,562	41,933	42,307	42,684	43,064	43,448	43,835	44,226	44,621	45,018	514,725
Centurion Fund	0.500%		83,312	84,509	85,723	86,955	88,204	89,472	90,758	92,062	93,384	94,726	96,087	97,468	1,082,661
Convertible Fund	0.620%		19,203	19,535	19,873	20,217	20,567	20,923	21,286	21,654	22,029	22,410	22,798	23,193	253,690
Emerging Opportunities	0.750%		569,714	586,277	603,320	620,859	638,909	657,482	676,596	696,266	716,507	737,337	758,772	780,830	8,042,869
Income and Growth	0.660%		300,810	307,082	313,485	320,021	326,693	333,505	340,459	347,558	354,805	362,202	369,755	377,464	4,053,838
Larger Co	0.750%		154,883	156,640	158,418	160,215	162,033	163,871	165,731	167,611	169,513	171,436	173,381	175,349	1,979,082
NY Tax Exempt Fund	0.370%		7,292	7,407	7,524	7,643	7,764	7,887	8,012	8,138	8,267	8,398	8,531	8,666	95,530
Premier Growth Fund	0.750%		383,001	391,191	399,556	408,099	416,825	425,738	434,842	444,140	453,636	463,336	473,244	483,363	5,176,971
SAM	0.500%		215,500	218,443	221,426	224,450	227,515	230,622	233,771	236,964	240,200	243,480	246,805	250,176	2,789,352
Tax Exempt High Yield Fund	0.500%		50,870	51,792	52,731	53,686	54,659	55,650	56,659	57,686	58,731	59,795	60,879	61,982	675,121
US Govt Fund	0.500%		51,001	51,888	52,791	53,710	54,644	55,595	56,562	57,546	58,547	59,566	60,603	61,657	674,110
VL Fund	0.600%		61,065	61,538	62,014	62,494	62,978	63,465	63,956	64,451	64,950	65,453	65,960	66,470	764,793

Total Affiliate Management Fees			2,009,034	2,050,399	2,092,701	2,135,962	2,180,206	2,225,458	2,271,740	2,319,079	2,367,500	2,417,030	2,467,696	2,519,525	27,056,329

Sales Agent Fees:	12b1 FEE
Aggressive Income	0.150%		7,336	7,482	7,631	7,783	7,938	8,096	8,258	8,422	8,590	8,761	8,935	9,113	98,346
Asset Allocation Fund	0.150%		11,433	11,644	11,858	12,076	12,298	12,525	12,755	12,990	13,229	13,472	13,720	13,973	151,973
U.S. Govt Money Mkt	0.000%		-	-	-	-	-	-	-	-	-	-	-	-	-
Centurion Fund	0.250%		41,656	42,254	42,862	43,477	44,102	44,736	45,379	46,031	46,692	47,363	48,044	48,734	541,330
Convertible Fund	0.100%		3,097	3,151	3,205	3,261	3,317	3,375	3,433	3,493	3,553	3,615	3,677	3,741	40,918
Emerging Opportunities	0.250%		189,905	195,426	201,107	206,953	212,970	219,161	225,532	232,089	238,836	245,779	252,924	260,277	2,680,956
Income and Growth	0.200%		91,154	93,055	94,995	96,976	98,998	101,062	103,169	105,321	107,517	109,758	112,047	114,383	1,228,436
Larger Co	0.000%		-	-	-	-	-	-	-	-	-	-	-	-	-
NY Tax Exempt Fund	0.000%		-	-	-	-	-	-	-	-	-	-	-	-	-
Premier Growth Fund	0.250%		127,667	130,397	133,185	136,033	138,942	141,913	144,947	148,047	151,212	154,445	157,748	161,121	1,725,657
SAM	0.250%		107,750	109,221	110,713	112,225	113,757	115,311	116,886	118,482	120,100	121,740	123,403	125,088	1,394,676
Tax Exempt High Yield Fund	0.000%		-	-	-	-	-	-	-	-	-	-	-	-	-
US Govt Fund	0.000%		-	-	-	-	-	-	-	-	-	-	-	-	-
VL Fund	0.000%		-	-	-	-	-	-	-	-	-	-	-	-	-

Total Sales Agent Fees			579,999	592,630	605,556	618,785	632,323	646,178	660,359	674,873	689,728	704,934	720,498	736,429	7,862,292

Exhibit 4
SCHEDULE OF ASSETS, MGT FEES, and 12b1 FEES-Fiscal 2015
		assets5/1/14	1	2	3	4	5	6	7	8	9	10	11	12	YTD
	Market appreciation
	% Change
Percent increase
Guardian Growth
Assets By Fund
Aggressive Income	0.356%	72,905,358	74,049,262	75,211,113	76,391,194	77,589,791	78,807,194	80,043,698	81,299,604	82,575,215	83,870,841	85,186,795	86,523,397	87,880,971	87,880,971
Asset Allocation Fund	2.860%	111,782,728	114,033,113	116,328,801	118,670,705	121,059,757	123,496,904	125,983,115	128,519,378	131,106,701	133,746,110	136,438,656	139,185,408	141,987,456	141,987,456
U.S. Govt Money Mkt	4.600%	135,054,818	136,509,166	137,979,176	139,465,016	140,966,856	142,484,869	144,019,229	145,570,111	147,137,695	148,722,159	150,323,685	151,942,458	153,578,662	153,578,662
Centurion Fund	4.949%	233,923,613	237,812,417	241,765,869	245,785,044	249,871,034	254,024,952	258,247,925	262,541,102	266,905,649	271,342,754	275,853,623	280,439,481	285,101,576	285,101,576
Convertible Fund	0.287%	44,889,691	45,538,185	46,196,047	46,863,413	47,540,421	48,227,208	48,923,917	49,630,691	50,347,676	51,075,018	51,812,868	52,561,377	53,320,699	53,320,699
Emerging Opportunities	8.132%	1,249,328,322	1,288,166,398	1,328,211,841	1,369,502,182	1,412,076,123	1,455,973,568	1,501,235,659	1,547,904,821	1,596,024,795	1,645,640,682	1,696,798,986	1,749,547,658	1,803,936,136	1,803,936,136
Income and Growth	3.763%	686,298,559	701,451,770	716,939,558	732,769,311	748,948,579	765,485,078	782,386,698	799,661,499	817,317,720	835,363,785	853,808,300	872,660,062	891,928,064	891,928,064
Larger Co	5.210%	280,557,760	284,282,418	288,056,525	291,880,736	295,755,718	299,682,143	303,660,695	307,692,066	311,776,957	315,916,079	320,110,151	324,359,904	328,666,076	328,666,076
NY Tax Exempt Fund	0.582%	28,105,401	28,154,165	28,203,014	28,251,947	28,300,966	28,350,069	28,399,258	28,448,532	28,497,891	28,547,336	28,596,867	28,646,483	28,696,186	28,696,186
Premier Growth Fund	5.626%	773,380,537	791,926,766	810,917,747	830,364,145	850,276,882	870,667,141	891,546,373	912,926,305	934,818,942	957,236,582	980,191,812	1,003,697,526	1,027,766,924	1,027,766,924
SAM	2.860%	600,421,519	609,357,703	618,426,886	627,631,047	636,972,196	646,452,371	656,073,641	665,838,106	675,747,897	685,805,177	696,012,142	706,371,019	716,884,070	716,884,070
Tax Exempt High Yield Fund	0.474%	148,757,997	149,968,694	151,189,245	152,419,729	153,660,227	154,910,822	156,171,595	157,442,629	158,724,008	160,015,815	161,318,136	162,631,056	163,954,661	163,954,661
US Govt Fund	0.461%	147,976,710	149,165,143	150,363,121	151,570,720	152,788,017	154,015,091	155,252,020	156,498,883	157,755,760	159,022,731	160,299,877	161,587,280	162,885,023	162,885,023
VL Fund	5.620%	132,940,106	134,228,526	135,529,433	136,842,948	138,169,193	139,508,292	140,860,369	142,225,550	143,603,962	144,995,733	146,400,992	147,819,872	149,252,502	149,252,502

Total Affiliate Management Fees		4,646,323,119	4,744,643,726	4,845,318,375	4,948,408,139	5,053,975,761	5,162,085,702	5,272,804,192	5,386,199,276	5,502,340,867	5,621,300,801	5,743,152,891	5,867,972,981	5,995,839,006	5,995,839,006

Affiliate Management Fees:	MGT FEE/DAYS
Aggressive Income	0.450%		27,768	28,204	28,647	29,096	29,553	30,016	30,487	30,966	31,452	31,945	32,446	32,955	363,536
Asset Allocation Fund	0.650%		61,768	63,011	64,280	65,574	66,894	68,241	69,615	71,016	72,446	73,904	75,392	76,910	829,051
U.S. Govt Money Mkt	0.400%		45,503	45,993	46,488	46,989	47,495	48,006	48,523	49,046	49,574	50,108	50,647	51,193	579,566
Centurion Fund	0.500%		99,089	100,736	102,410	104,113	105,844	107,603	109,392	111,211	113,059	114,939	116,850	118,792	1,304,038
Convertible Fund	0.620%		23,528	23,868	24,213	24,563	24,917	25,277	25,643	26,013	26,389	26,770	27,157	27,549	305,886
Emerging Opportunities	0.750%		805,104	830,132	855,939	882,548	909,983	938,272	967,441	997,515	1,028,525	1,060,499	1,093,467	1,127,460	11,496,887
Income and Growth	0.660%		385,798	394,317	403,023	411,922	421,017	430,313	439,814	449,525	459,450	469,595	479,963	490,560	5,235,296
Larger Co	0.750%		177,677	180,035	182,425	184,847	187,301	189,788	192,308	194,861	197,448	200,069	202,725	205,416	2,294,900
NY Tax Exempt Fund	0.370%		8,681	8,696	8,711	8,726	8,741	8,756	8,772	8,787	8,802	8,817	8,833	8,848	105,170
Premier Growth Fund	0.750%		494,954	506,824	518,978	531,423	544,167	557,216	570,579	584,262	598,273	612,620	627,311	642,354	6,788,961
SAM	0.500%		253,899	257,678	261,513	265,405	269,355	273,364	277,433	281,562	285,752	290,005	294,321	298,702	3,308,988
Tax Exempt High Yield Fund	0.500%		62,487	62,996	63,508	64,025	64,546	65,071	65,601	66,135	66,673	67,216	67,763	68,314	784,336
US Govt Fund	0.500%		62,152	62,651	63,154	63,662	64,173	64,688	65,208	65,732	66,259	66,792	67,328	67,869	779,668
VL Fund	0.600%		67,114	67,765	68,421	69,085	69,754	70,430	71,113	71,802	72,498	73,200	73,910	74,626	849,719

Total Affiliate Management Fees			2,575,523	2,632,906	2,691,711	2,751,977	2,813,741	2,877,044	2,941,927	3,008,431	3,076,600	3,146,479	3,218,113	3,291,550	35,026,003

Sales Agent Fees:	12b1 FEE
Aggressive Income	0.150%		9,256	9,401	9,549	9,699	9,851	10,005	10,162	10,322	10,484	10,648	10,815	10,985	121,179
Asset Allocation Fund	0.150%		14,254	14,541	14,834	15,132	15,437	15,748	16,065	16,388	16,718	17,055	17,398	17,748	191,320
U.S. Govt Money Mkt	0.000%		-	-	-	-	-	-	-	-	-	-	-	-	-
Centurion Fund	0.250%		49,544	50,368	51,205	52,056	52,922	53,802	54,696	55,605	56,530	57,470	58,425	59,396	652,019
Convertible Fund	0.100%		3,795	3,850	3,905	3,962	4,019	4,077	4,136	4,196	4,256	4,318	4,380	4,443	49,336
Emerging Opportunities	0.250%		268,368	276,711	285,313	294,183	303,328	312,757	322,480	332,505	342,842	353,500	364,489	375,820	3,832,296
Income and Growth	0.200%		116,909	119,490	122,128	124,825	127,581	130,398	133,277	136,220	139,227	142,301	145,443	148,655	1,586,453
Larger Co	0.000%		-	-	-	-	-	-	-	-	-	-	-	-	-
NY Tax Exempt Fund	0.000%		-	-	-	-	-	-	-	-	-	-	-	-	-
Premier Growth Fund	0.250%		164,985	168,941	172,993	177,141	181,389	185,739	190,193	194,754	199,424	204,207	209,104	214,118	2,262,987
SAM	0.250%		126,950	128,839	130,756	132,703	134,678	136,682	138,716	140,781	142,876	145,003	147,161	149,351	1,654,494
Tax Exempt High Yield Fund	0.000%		-	-	-	-	-	-	-	-	-	-	-	-	-
US Govt Fund	0.000%		-	-	-	-	-	-	-	-	-	-	-	-	-
VL Fund	0.000%		-	-	-	-	-	-	-	-	-	-	-	-	-

Total Sales Agent Fees			754,060	772,141	790,683	809,700	829,204	849,208	869,726	890,771	912,358	934,501	957,215	980,517	10,350,084